Exhibit 99.1

Procaps Issues Shareholder Letter Update

MIAMI, USA & BARRANQUILLA, Colombia – November 1, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services, today issued the below letter to shareholders from José Antonio Vieira, CEO of Procaps, key updates on our recent board changes, progress on forbearance arrangements, and ongoing strategic initiatives.

“Dear Shareholders,

As we navigate an exceptionally challenging period, I want to outline the steps Procaps is taking to address financial and operational hurdles. Our focus is on taking realistic, measured actions to address immediate liquidity needs and work toward solutions that will stabilize the business over time.

1. Appointment of New Board Director

In line with our commitment to strengthening governance, the Board has recently appointed Roberto Albisetti as a new independent director. With his extensive experience in finance, consulting, and key sectors, including pharmaceuticals, Mr. Albisetti brings expertise that will support our efforts to reinforce independent oversight as we move forward.

2. Forbearance Agreement Extension

As part of our restructuring process, we secured a two-week extension on our forbearance agreements, amounting to approximately $209 million, which now expires on November 8, 2024. This short extension is aimed at facilitating discussions among shareholders to find a path forward. However, it underscores the limited time we have to identify and implement a more sustainable financial solution, which remains a priority.

3. Funding Efforts, Asset Sales, and Strategic Options

We continue to explore all available financing options, but we recognize that these efforts alone will not be sufficient for long-term stability. Accordingly, we are progressing on the previously announced asset sale plan, with the goal of completing some of those transactions by the first half of 2025. This is a critical component of our broader plan to improve liquidity and sustain core operations.

Looking Ahead

While the situation remains challenging, we are committed to taking the necessary steps to address the Company’s financial needs and establish a foundation for more stable operations. We appreciate your patience and understanding as we navigate this complex environment. Additional updates will be provided as we achieve significant milestones in our efforts.

Sincerely,

José Antonio Vieira

CEO of Procaps Group”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, projected financial information, the Company’s expectations about the timing of completion of the independent investigation, financial restatement and filing of the 2023 20-F, the Company’s statements regarding seeking additional financing, statements related to the Company’s plans, outlook and strategy, other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal investigation and the Company’s financial statements; the possibility that additional errors may be identified; the risk that the completion and filing of the 2023 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives, including governance and compliance enhancements; the inability to obtain additional financing; the inability to successfully implement or execute on our restructuring plans; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission ("SEC") by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.